Diebold Nixdorf, Incorporated
5995 Mayfair Road
P.O. Box 3077
North Canton, OH 44720-8077
330-490-4000
www.dieboldnixdorf.com

September 4, 2020

Correspondence Filing Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, DC 20549

Attention:  Eiko Yaoita Pyles, Staff Accountant
        Christine Dietz, Senior Staff Accountant

Re:  Diebold Nixdorf, Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed February 26, 2020
Form 10-Q for the Quarterly Period Ended June 30, 2020
Filed July 31, 2020
File No. 001-04879

Ladies and Gentlemen:

Diebold Nixdorf, Incorporated, an Ohio corporation (the “Company” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 21, 2020 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2019 and Form 10-Q for the quarterly period ended June 30, 2020 filed on July 31, 2020.

Below are the Company's responses. For the convenience of the Staff, the Company has repeated each of the Staff's comments before the corresponding response.

Form 10-Q for the Quarterly Period Ended June 30, 2020
Condensed Consolidated Financial Statements
Note 20: Segment and Revenue Information, page 31

1.Your disclosures appear to indicate that segment operating profit is the segment measure of profit or loss used to assess segment performance; however, we note that you also disclose segment gross profit. If the CODM uses more than one measure of a segment's profit or loss, the reported (single) measure shall be the one that management believes is determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amount in your consolidated financial statements. Refer to ASC 280-10-50-28. Please tell us your consideration of disclosing only one measure of segment profit or loss.

Response: The Company’s CODM regularly reviews segment operating profit for purposes of making decisions, allocating resources and assessing performance. Segment operating profit or loss most completely reflects the performance of the segments, and the changes that are occurring within the segments, reflecting the impacts of the Company’s transformation initiatives.

ASC paragraph 280-10-50-28 states “If the chief operating decision maker uses more than one measure of a segment’s profit or loss and more than one measure of a segment’s assets, the reported measures shall be those that management believes are determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in the public entity’s consolidated financial statements.” Segment operating profit or loss is the measure most consistent with those used in measuring the corresponding amounts in the Company’s financial statements.

The Company considers the disclosure of segment gross profit, which is a component of segment operating profit, to be supplemental information and useful in understanding certain drivers of changes in segment operating profit or loss between reporting periods.

The Company proposes to revise its disclosure in future filings to reflect the following (bold and underlined language will be added):

“The Company's accounting policies result in segments that are the same as those the Chief Operating Decision Maker (CODM) regularly reviews, and segment operating profit or loss is the profitability metric that is used to make decisions, allocate resources and assess performance. The Company continually considers its operating structure and the information subject to regular review by its Chief Executive Officer, who is the CODM, to identify reportable operating segments. The Company’s operating structure is based on a number of factors that management uses to evaluate, view and run its business operations, which currently includes, but is not limited to, product, service and solution. The Company's reportable operating segments are based on the following solutions: Eurasia Banking, Americas Banking and Retail.

Segment revenue represents revenues from sales to external customers. Segment operating profit is defined as segment revenue less segment cost of sales, resulting in segment gross profit or loss, which is then further reduced by segment selling and administrative expense and segment research, development and engineering expense to result in segment operating profit or loss. The Company does not allocate to its segments certain operating expenses, managed at the corporate level; that are not routinely used in the management of the segments; or information that is impractical to allocate. These unallocated costs include certain corporate costs and amortization of acquired intangible assets, restructuring charges, impairment charges, legal, indemnification and professional fees related to acquisition and divestiture expenses, along with other income (expenses). Segment operating profit reconciles to consolidated income (loss) before income taxes by deducting corporate costs and other income or expense items that are not attributed to the segments. Corporate charges not allocated to segments include headquarter-based costs associated with procurement, human resources, compensation and benefits, finance and accounting, global development/engineering, global strategy/mergers and acquisitions, global IT, tax, treasury and legal. Assets are not allocated to segments, and thus are not included in the assessment of segment performance, and consequently, we do not disclose total assets and depreciation and amortization expense by reportable operating segment.”

2.We note your disclosure of segment selling and administrative expense and segment research, development and engineering expense. Please explain your basis for including these disclosures here and in your MD&A beginning on page 55 and refer to the authoritative guidance that supports your disclosure. We refer you to ASC 280-10-50 and Section 104 of the Non-GAAP Compliance and Disclosure Interpretations.

Response: Similar to segment gross profit or loss discussed in the Company’s response to comment (1) above, segment selling and administrative expense and segment research, development and engineering expense are components of segment operating profit or loss. The Company believes that, although not required by ASC 280-10-50, these amounts that are components of segment operating profit or loss represent supplemental information that is useful in understanding certain drivers of changes in segment operating profit or loss between reporting periods.

The Company proposes to revise its disclosure in future filings to include the enhanced language reflected in the response to comment (1) above.
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If you have any questions regarding these matters, please do not hesitate to contact the undersigned at (330) 490-6857, or James Barna at (216) 287-9854.

Very truly yours,

/s/ Jeffrey Rutherford
Jeffrey Rutherford
Senior Vice President and Chief Financial Officer
(Principal Financial Officer)
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